 Exhibit 99.1

Spreadtrum to Announce Third Quarter 2013 Results on

Monday, November 11, 2013

Earnings Conference Call Scheduled for Monday, November 11, 2013 at 8 p.m. (U.S. Eastern) /
Tuesday, November 12, 2013 at 9 a.m. (Hong Kong)

SHANGHAI, CHINA — October 17, 2013 — Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it will release unaudited financial results for the third quarter 2013 following US market close on Monday, November 11, 2013. The earnings release and accompanying financial results presentation will be available on the investor relations section of the Company’s website at http://ir.spreadtrum.com.

Following the earnings announcement, the Company’s senior management will host a conference call at 8:00 p.m. (U.S. Eastern) / 5:00 p.m. (U.S. Pacific) on Monday, November 11, 2013, which is 9:00 a.m. on Tuesday, November 12, 2013 in Hong Kong, to discuss the financial results and recent business activities. The conference call may be accessed by dialing:

Toll
4 United States/International 4 United Kingdom	+1 845 675 0437 +44 20 3059 8139
4 Singapore	+ 65 672 39381
4 Hong Kong 4 China	+852 2475 0994 +86 4006208038 or +86 8008190121
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until August 13, 2013 at (US Toll / International) +1 646 254 3697 or (Hong Kong) +852 30512780, passcode: 87818369.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Contact:

IR at +1-650-308-8148 or IR@spreadtrum.com.